UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-36664

China Lending Corporation

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On November 14, 2019, the Registrant furnished its unaudited financial statements for the six months ended June 30, 2019. The financial statements and notes are attached as Exhibit 99.1 to this report. The Operating and Financial Review and Prospects for the six months ended June 30, 2019 are attached as Exhibit 99.2 to this report. The press release announcing the financial results for the first six months of fiscal year 2019 are attached as Exhibit 99.3 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lending Corporation

Date: November 14, 2019	By:	/s/ Li Jingping
	Name:	Li Jingping
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited financial statements for the six months ended June 30, 2019 and 2018
99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2019 and 2018
99.3	Press release dated November 14, 2019

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